Form 10-C

Securities and Exchange Commission
Washington, DC 20549

Report by issuer of securities quoted on The Nasdaq Stock Market/Service Mark/, filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder.

EXACT NAME OF ISSUER AS SPECIFIED IN CHARTER:  ALL AMERICAN SEMICONDUCTOR, INC.

ADDRESS OF PRINCIPAL EXECUTIVE OFFICES:  16115 NORTHWEST 52ND AVE., MIAMI, FL
                                         33014

ISSUER'S TELEPHONE NUMBER (INCLUDING AREA CODE):  (305) 621-8282

I. Change in Number of Shares Outstanding
Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1. Title of security  COMMON STOCK, $.01 PAR VALUE PER SHARE

2. Number of shares outstanding before the change  17,689,791

3. Number of shares outstanding after the change  19,863,895

4. Effective date of change  DECEMBER 29, 1995

5. Method of change
   Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.) ACQUISITION BY MERGER WITH AND INTO ISSUER'S WHOLLY-OWNED SUBSIDIARIES

Give brief description of transaction  TWO OF THE ISSUER'S WHOLLY-OWNED
                                       SUBSIDIARIES HAVE ACQUIRED BY SEPARATE
                                       MERGERS TWO AFFILIATED, PRIVATELY HELD
                                       COMPANIES, WITH A PORTION OF THE MERGER
                                       CONSIDERATION HAVING BEEN PAID AT CLOSING
                                       BY ISSUING 2,174,104 SHARES OF THE
                                       ISSUER'S COMMON STOCK, WHICH SHARES WERE
                                       REGISTERED PURSUANT TO REGISTRATION
                                       STATEMENT NO. 033-64019 ON FORM S-4 FILED
                                       WITH THE SECURITIES AND EXCHANGE
                                       COMMISSION

II. Change in Name of Issuer

1. Name prior to change  NOT APPLICABLE

2. Name after change  NOT APPLICABLE

3. Effective date of charter amendment changing name  NOT APPLICABLE

4. Date of shareholder approval of change, if required  NOT APPLICABLE

DECEMBER 29, 1995       /s/ BRUCE M. GOLDBERG                PRESIDENT
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DATE                    OFFICER'S SIGNATURE AND TITLE

(Copyright symbol) June 1994, The Nasdaq Stock Market, Inc. All rights reserved.
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